UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

IRIS INTERNATIONAL, INC.

(Name of Subject Company)

IRIS INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46270W105

(CUSIP Number of Class of Securities)

Ceśar Garcia

Chief Executive Officer

IRIS International, Inc.

9158 Eton Avenue

Chatsworth, California 91311

(818) 709-1244

(Name, address and telephone number of person authorized to receive

Notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Iris International, Inc. issued the following press release on September 17, 2012

PRESS RELEASE:

IRIS INTERNATIONAL ANNOUNCES AGREEMENT TO BE

ACQUIRED BY DANAHER CORPORATION FOR $19.50 PER SHARE

CHATSWORTH, Calif., September 17, 2012 – IRIS International, Inc. (NASDAQ: IRIS), a leading manufacturer of automated in-vitro diagnostics systems and consumables, and a provider of high value personalized medicine solutions, today announced that it has entered into a definitive merger agreement under which Danaher Corporation (NYSE: DHR) will acquire IRIS International for $19.50 per share in cash, representing an approximate 45% premium over the closing price of IRIS’s common stock on September 14, 2012.

An affiliate of Danaher is expected to commence a tender offer for all of IRIS’s outstanding common stock within the next 7 days, which offer will remain open for a minimum of 20 business days following its commencement. The tender offer is conditioned upon at least a majority of IRIS’ outstanding shares being tendered, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions. The transaction is structured as a tender offer followed by a merger and is expected to be completed in the fourth quarter of 2012. Upon closing, IRIS will become part of Danaher’s Beckman Coulter Diagnostics business.

Commenting on today’s transaction, César M. García, Chairman, President and Chief Executive Officer of IRIS International stated, “The Board of Directors voted unanimously to accept Danaher’s proposal as it provides for an immediate compelling cash premium realization for our shareholders. Further, IRIS will benefit from being a part of a larger organization with significant resources to enable the acceleration of its diversified product pipeline strategy.”

Citi is acting as financial advisor and Stubbs Alderton & Markiles, LLP is serving as legal counsel to IRIS in connection with the transaction.

About IRIS International, Inc.

IRIS International, Inc. is a leading global in vitro diagnostics company focused on products that analyze particles and living cell forms and structures, or morphology of a variety of body fluids. The Company’s products leverage its strengths in flow imaging technology, particle recognition and automation to bring efficiency to hospital and commercial laboratories. The initial applications for its technology have been in the urinalysis market and the Company is the leading worldwide provider of automated urine microscopy and chemistry systems, with over 3,800 automated urine microscopy systems shipped to more than 50 countries. The Company is expanding its core imaging and morphology expertise into related markets, including applications in hematology and body fluids. In addition, the Company’s personalized medicine group develops and commercializes the Company’s NADiA ultra-sensitive nucleic acid detection immunoassay platform, with applications in oncology and infectious disease. For more information, please visit www.proiris.com.

Additional Information

The tender offer proposed by Danaher Corporation referred to in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) Danaher will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement and (ii) IRIS International, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of these documents (if and when it becomes available) and other relevant documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials filed by IRIS by contacting Investor Relations by telephone at 415-202-5678, by mail at IRIS International, Inc., Investor Relations, 9158 Eton Avenue, Chatsworth, California 91311, or by going to the Company’s Investor Relations page on its corporate web site at www.proiris.com.

Forward-Looking Statements

Certain statements included in this release are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of IRIS and Danaher to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this release are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of IRIS’ stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions contemplated by the Merger Agreement on IRIS’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of IRIS, including those set forth in IRIS’ filings with the SEC, especially in “Item 1A. Risk Factors” of IRIS’ Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 12, 2012 and in other periodic reports and filings with the SEC from time to time, including IRIS’ Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

The following letter was sent to employees of Iris International, Inc. on September 17, 2012

To:	All Employees

Date:	September 17, 2012

Subject:	Danaher to Acquire IRIS International

I would like to share with each of you some exciting news about the next step in the journey of IRIS International.

After much deliberation with our Board of Directors, our senior leadership team, and the leadership of Danaher Corporation, we have agreed to be acquired by Danaher for $348 million, net of cash assumed or $19.50 per share in cash, representing a premium of approximately 45% over our closing stock price on Friday, September 14th. The transaction is structured as a tender offer followed by a merger and is expected to be completed in the fourth quarter of 2012, subject to the satisfaction of various conditions.

The acquisition of IRIS by Danaher, which owns Beckman Coulter, comes as a result of your success in building a global market leadership position in urinalysis and a novel product portfolio encompassing hematology, personalized medicine, sample processing and obviously urinalysis. I am very proud of the fine job you have done in terms of customer service, product innovation and the financial return you have helped us deliver to our shareholders.

Danaher is a highly diversified company with 59,000 employees serving customers in 125 countries and total sales of $18 billion. IRIS will fit nicely into their fast growing life science and diagnostics sector of which Beckman Coulter is a part along with several other Danaher subsidiaries. As Danaher continues to pursue its goal of building a high quality portfolio of companies and superior and sustainable growth and profitability, IRIS emerged as a strong fit. I am optimistic this merger will help us deliver our new product pipeline faster and more economically while providing new career opportunities for our talented employees.

Our focus at IRIS is to continue achieving the commercial success and delivering the high quality products that we have built our reputation on. With your help, we will continue to grow the business while taking advantage of synergies possible when partnering with the Beckman Coulter Diagnostics organization and potentially other businesses of Danaher. Post-closing the collective management teams will work together on an integration plan and we will keep you informed as this process unfolds.

I know each of you have many questions about this change and what it means to you and to IRIS. I have scheduled a town hall meeting today at 11:30 am PST, broadcast via WEBEX. My leadership team and I will hold follow-on meetings in the following weeks and months to keep you informed of our progress in the merger process. Meanwhile, let us continue to do what has brought us so much success so far, by focusing on our work while taking the time to support each other during the transition ahead of us.

I have asked my team to set aside time to listen and reach out to you regarding this transaction. Please feel free to ask questions. We encourage everyone to promote our open-door policy to help us better address your concerns.

Thank you for making IRIS a successful company and a special place to work.

Best regards,

/S/ César M. García

César M. García

Chairman, President and

Chief Executive Officer

Additional Information

The tender offer proposed by Danaher Corporation referred to in this e-mail has not yet commenced, and this e-mail release is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) Danaher will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement and (ii) IRIS International, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of these documents (if and when it becomes available) and other relevant documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials filed by IRIS by contacting Investor Relations by telephone at 415-202-5678, by mail at IRIS International, Inc., Investor Relations, 9158 Eton Avenue, Chatsworth, California 91311, or by going to the Company’s Investor Relations page on its corporate web site at www.proiris.com.

The following was used in a presentation to employees of Iris International, Inc. on September 17, 2012.

Town Hall Meeting September 17, 2012 César M. García Chairman, President & Chief Executive Officer (NASDAQ GM: IRIS)

Danaher to Acquire IRIS
• IRIS signed merger agreement with Danaher’s Beckman Coulter subsidiary to acquire IRIS
• $19.50 per share in cash
– Represents $378 million in total equity value
– 45% premium to Friday’s close
– All vested and unvested options and restricted shares will be paid out at closing
• Danaher will commence tender offer of all IRIS’s shares in the next seven days
• Closing of the transaction is expected in Q4-12
• Citigroup and Stubbs Alderton & Markiles advised IRIS during process
2

DANAHER

Leading Portfolio of Strong Brands

	Environmental	Test & Measurement	Dental	Life Sciences & Diagnostics	Industrial Technologies
2011 Revenue ($B)	$2.9	$3.4	$2.0	$6.4*	$3.1
2011 Gross Margin	~50%	~60%	~50%	~50%	>45%
Brands	HACH, LANGE, TROJAN UV, ChemTreat, Inc., GILBARCO VEEDER-ROOT	FLUKE, Tektronix, Tektronix Communications, FLUKE networks	KaVo, Kerr, Ormco, DEXIS, Pelton & Crane	BECKMAN COULTER, Leica Microsystems, AB SCIEX, RADIOMETER, Molecular Devices	VIDEOJET, ESKO, LINX, KOLLMORGEN, THOMSON

*Assumes FY impact of Beckman Coulter

Iris
IRIS International, Inc.

Danaher Overview • In 2011, Danaher generated $17.8 billion of revenue from five reporting segments 3

Transaction Rationale
• Maximize IRIS shareholder value
• Beckman Coulter, a Danaher company, is a natural strategic acquirer for IRIS
– Increases product offering by adding urinalysis
– 3GEMS Hematology program adds value to their franchise for the future
– Potential to become more active in personalized medicine
– Synergies in core market segments
• IRIS successful track record
• IRIS human capital / expertise in IVD
4

Why did IRIS decide to sell?
5
As a result of the success of our core business and progress in our new product pipeline IRIS is able to:
•
Provide an immediate compelling cash premium realization to
our shareholders
•
Gain access to commercial, technical, operational and capital resources of a leading IVD organization
•
Reduce risks and potentially accelerate the release of its novel product pipeline
•
Expand the universe of your career opportunities

What’s next
•
Department meetings are being scheduled to address your
concerns
•
Business as usual
– Focus on meeting 2012 objectives!
– Annual bonus will be honored based on the accomplishments of target objectives
•
Post closing, the collective management teams will work
together on an integration plan
•
We will keep you informed in the progress of the merger
process
•
Relax and support each other during the transition ahead of us
6

Thomas P. Joyce Executive Vice President Danaher, Life Science & Diagnostics Segment DANAHER / BECKMAN COULTER Introduction

DANAHER

Leading Portfolio of Strong Brands

	Environmental	Test & Measurement	Dental	Life Sciences & Diagnostics	Industrial Technologies
2011 Revenue ($B)	$2.9	$3.4	$2.0	$6.4*	$3.1
2011 Gross Margin	~50%	~60%	~50%	~50%	>45%
Brands	HACH, LANGE for water quality, TROJAN UV Water Confidence, ChemTreat, Inc., GILBARCO VEEDER-ROOT	FLUKE, Tektronix, Tektronix Communications, FLUKE networks	KaVo Dental Excellence, Kerr, Ormco, DEXIS, Pelton & Crane	BECKMAN COULTER, Leica Microsystems, AB SCIEX, RADIOMETER, Molecular Devices	VIDEOJET, ESKO, LINX, KOLLMORGEN, THOMSON

*Assumes FY impact of Beckman Coulter

Iris
IRIS International, Inc.

Danaher Overview • In 2011, Danaher generated $17.8 billion of revenue from five reporting segments 8

The Danaher Business System • Movie…

Q & A